

January 5, 2012

Via E-mail
William G. Forhan
Chief Executive Officer
Ballroom Dance Fitness, Inc.
1150 Hillsboro Mile
Suite 1004 2-102
Hillsboro Beach, FL 33062

Re: **Ballroom Dance Fitness, Inc.**
       Amendment No. 10 to Registration Statement on Form S-1
       Filed December 22, 2011
       File No. 333-167249

Dear Mr. Forhan:

We have received your response to our comment letter to you dated November 15, 2011 and have the following additional comments.

General

1. In future amendments, please update the date of the prospectus on the cover page.

Summary, page 5

2. Refer to the first paragraph on page 6 with regard to the six month interim period ended June 30, 2011. Since you have updated your interim financial statements, please revise this summary to address the nine month interim period ended September 30, 2011 instead.

Management's Discussion and Analysis
Plan of operation, page 33

3. In the first paragraph, you state that you have cash on hand of $41,952, which does not concur with the amount presented within your financial statements on page F-2. Please revise for consistency.

4. We note that you have provided a detailed comparative discussion of the nine month periods ended September 30, 2011 and 2010 on pages 32 and 33. Please expand your MD&A to provide a similar comparative discussion of the fiscal periods ended December 31, 2009 and 2010.

<u>Report of Independent Certified Public Accountants, page F-1</u>

5. We note your inclusion of a review report from Hamilton P.C. The review report covers the three month interim period ended September 30, 2011. However, the statements of stockholders' equity and of cash flows for the above referenced period have not been included in this filing. Further, the review report does not cover the comparative financial information for the three month period ended September 30, 2010 which has been presented in the filing. As you are not required to present comparative financial information for the most recent fiscal quarter, consideration should be given to omitting the quarterly financial information (and the accompanying review report) from your filing. Alternatively, if you elect to include it voluntarily, please present it in a separate section and correct the above cited deficiencies prior to resubmitting the document. We may have further comments upon review of any revised material.

6. As a related matter, you are required to provide financial statements for the comparative nine month periods ended September 30, 2011 and September 30, 2010. Prior to filing, these interim financial statements must be reviewed by an independent public accountant using professional standards and procedures for conducting such reviews. Please refer to Item 10-01 (d) of Regulation S-X for guidance. If the report of the independent accountant is not required to be included in this filing, please provide it to us supplementally.

7. Finally, please consider whether Hamilton, PC should be included under "Experts" on page 28.

<u>Statement of Cash Flows, page F-4</u>

8. Please revise your statements of cash flows to provide a comparative statement for the corresponding nine month period of the previous year. In this regard, the year ended December 31, 2010 period should be removed.

<u>Note 3. Income Tax, page F-9</u>

9. You state that your NOL carryforward balance was $20,000 as of December 31, 2010 and that it expires between 2011 and 2020. This information is not consistent with the disclosures in your audited annual financial statements. Please refer to Footnote 3 on page F-17 and revise as appropriate.

You may contact Kristin Shifflett at (202) 551-3381 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters.   You may contact me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Diane Dalmy, Esq.